2550 M Street NW

Washington DC 20037

(202) 457-6000
_____________

Facsimile (202) 457-6315

March 18, 2011	William H. Levay 202-457-5259 WLevay@pattonboggs.com

Mr. Mark Brunhofer Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Rexahn Pharmaceuticals, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 31, 2010
File No. 001-34079

Dear Mr. Brunhofer:

On behalf of Rexahn Pharmaceuticals, Inc. (the “Company”), this letter responds to oral comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 9, 2011 regarding the Company’s response letter dated January 19, 2011. Set forth below is a summary of the Staff’s oral comments in bold type, followed by our response.

Staff’s Comment and Company’s Response

1.            Clarify the applicable period for the put/anti-dilution provisions in the Stock Purchase Agreements of December 2007 and March 2008. In Section 5.7 (Antidilution) of the Stock Purchase Agreement, the "put" provision survives for a 2 year period, but pursuant to Section 7.8 (Survival) of the Stock Purchase Agreement all of the representations, warranties, agreements and covenants contained in the Stock Purchase Agreement survive for only a one year period.

Response:  The parties to the applicable Stock Purchase Agreements intended the “put” provision in Section 5.7 to survive for 2 years and the Company has treated this provision as being effective for the applicable two year period. The Section 7.8 survival provision should have included an exception for Section 5.7 indicating that this provision survived for 2 years.

Mr. Mark Brunhofer
March 18, 2011

2.            Provide details of how the liability associated with common stock “put” in the Stock Purchase Agreements of December 2007 and March 2008 were valued. The Company has previously used the Black Scholes method of valuation. The Staff recommended that there are more appropriate models to use such as the Lattice model.

Response:  The make-whole provisions associated with the common stock, which were determined to be a freestanding put, and will be valued using a probability–weighting of put values provided by a Binomial Lattice model.

Additional value would result from the put upon an increase in the exercise price or upon decrease of the trading market price in the future. Since the exercise price is based on the actual sales price of the stock issued, it is not subject to adjustment unless there is an actual dilutive event. Therefore, the mechanism for determining the value of the put is to adjust the stock price input into the Binomial Lattice model based on the Company’s estimated future stock price. The methodology for valuing the put will provide for several different scenarios based upon these estimated future stock prices which will then be probability weighted. The model is based on management’s assumption that they will need to enter into a financing approximately every 6 months. We will use a Brownian motion technique to estimate the market price at several points in the future (e.g. at inception, 6 months, 12 months, 18 months and 24 months) over the term of the put to determine if the stock price will be expected to decrease over the related interval of time. Brownian motion is a continuous stochastic process that is widely used in financing for modeling random behavior that evolves over time. At each interval, the stochastic model will be run and the simulation will return the mean stock price (the “expected stock price).

Expected stock prices returned from the stochastic model will then be input into the Binomial Lattice model to provide a put value at each of the expected price and these values will be probability weighted to determine the overall fair value of the make-whole provision. The term will be based on the remaining term of the put (two years at inception) and the inputs for volatility and interest rate will be based on projected volatility and interest rate in the future over the remaining term.

3.             In the Company's response letter of January 19th the tables do not include the latest warrants. Please revise the tables to include all warrants issued. Please explain or correct the variation in the dates for the Warrants between what was disclosed in the financial statements and the dates disclosed in the Company's prior response letters (eg. May 19th vs. June 5th; and October 19th versus October 23rd).

Mr. Mark Brunhofer
March 18, 2011

Response: Please see the financial statements for the year ended December 31, 2010 and the quarters ended September 30, June 30, and March 31, respectively, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on March 16, 2011 (the “2010 10-K”), for inclusion of the latest warrants in the financial statements of the Company.  The dates in the document have been conformed to June 5th and October 23rd, which is the date that the transactions were closed.

4.            With respect to the Company's Materiality Analysis, the Staff does not believe that qualitative factors outweighs quantitative. The Staff recommends restating the 2009 10-K and the three 10-Qs for 2010.

Response:  Pursuant to subsequent guidance from the Staff, the Company will include a restatement of certain portions of the Company’s (i) financial statements for the fiscal year ended December 31, 2009 and (ii) the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010, within the 2010 10-K.

5.            Provide the allocation of proceeds for each of the five unit offerings. On the day of issuance of warrants, proceeds are to be allocated to debt instruments first and then common stock.

Response:  The Company has allocated the proceeds for each of the unit offerings first to debt instruments, and then to common stock.  Please see footnote 12 of the annual financial statements included in the 2010 10-K and footnote 5 of the quarterly financials filed with the 2010 10-K where each unit offering is discussed, and an allocation is provided.

6.            Provide draft disclosures of what the Company intends to file for the restatements of the 2009 10-K and the three 10-Qs for 2010.

Response:  Please see the annual and quarterly financial statements in the 2010 10-K that include prior period adjustments of the 2009 annual and 2010 quarterly financials.

7.            Provide the expected filing date for the Item 4.02 Current Report on Form 8-K.

Response: The Company filed a Current Report on 2010 8-K for Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Report on March 16, 2011.

8.            In connection with the restatement of the 2009 10-K, the Company must reassess the effectiveness of the Company disclosure controls and procedures and the Company's internal controls over financial reporting.

Mr. Mark Brunhofer
March 18, 2011

Response:  Please see Item 9A. Controls and Procedures and Management’s Report on Internal Control Over Financial Reporting in the 2010 10-K.

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact Hwan Kim at (202) 457- 5615 or the undersigned at (202) 457-5259.

Thank you for your attention to this filing.  We look forward to hearing from you shortly.

Very truly yours,

/s/ WILLIAM H. LEVAY

William H. Levay

cc:	Tae Heum Jeong, Chief Financial Officer